SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 14, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 14, 2007, Smurfit Kappa plc, the indirect parent company of Smurfit Kappa Funding plc, announced its intention to proceed with an offer of new ordinary shares (the “Offering”) to raise approximately €1,300 million (before fees and expenses and before exercise of the over-allotment option) and to seek a primary listing for the ordinary shares on the Irish Stock Exchange and a secondary listing on the London Stock Exchange.  Smurfit Kappa plc intends to use the net proceeds of the Offering to repay certain existing indebtedness of its subsidiaries.

The ordinary shares will not be registered under the Securities Act of 1933, or any state securities laws.  Therefore, the ordinary shares  may not be offered or sold in the United States absent registration under the Securities Act of 1933 or an applicable exemption from the registration requirements of the Securities Act of 1933 and any applicable state securities laws.  This Form 6-K is neither an offer to sell nor a solicitation of any offer to buy the ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer